# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cango Inc., CIK 0001725123
CUSIP: 137586103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 2605, 26/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 07/23/2025
Filed by CIK 0001765999
Persons authorized to receive notices and communications: Mr. Xiaojun Zhang, Flat A, 41/F, 8 Jones Street, Tai Hang, Hong Kong, Hong Kong (K3), 00000, 852-9235-6998; Yi Gao, Esq., Simpson Thacher & Bartlett, 35th Floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, Hong Kong (K3), 00000, 852-2514-7600

## Reporting persons
- Xiaojun Zhang (CIK 0001765999): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 47,055,653; shared voting power 0; sole dispositive power 47,055,653; shared dispositive power 0; aggregate amount beneficially owned 47,055,650 (13.1% of the class)
  Comment: Box 7, Box 9 and Box 11 -
  
  Represents (i) 33,275,787 Class A ordinary shares held by Eagle Central Holding Limited and (ii) 13,779,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him.
  
  Box 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 344,530,449 Class A ordinary shares of the Issuer issued and outstanding as of July 17, 2025, as provided by the Issuer and (ii) 13,779,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised.
  
  The voting power of the shares beneficially owned by the reporting person represents 8.4% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 344,530,449 Class A ordinary shares and 10,000,000 Class B ordinary shares of the Issuer issued and outstanding as of July 17, 2025, as provided by the Issuer, as well as (ii) 13,779,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Eagle Central Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 33,275,787; shared voting power 0; sole dispositive power 33,275,787; shared dispositive power 0; aggregate amount beneficially owned 33,275,787 (9.7% of the class)
  Comment: Box 7, Box 9 and Box 11 -
  
  Represents 33,275,787 Class A ordinary shares held by Eagle Central Holding Limited.
  
  Box 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 344,530,449 Class A ordinary shares of the Issuer issued and outstanding as of July 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Cango Inc.
Address of issuer's principal executive offices: 2605, 26/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong, Hong Kong (K3), 00000
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") hereby amends the prior statement on Schedule 13D initially filed with the U.S. Securities and Exchange Commission on June 23, 2022, as amended by the Amendment No. 1 to Schedule 13D filed on March 3, 2023, the Amendment No. 2 to Schedule 13D filed on August 20, 2024 and the Amendment No. 3 to Schedule 13D filed on June 4, 2025 (as so amended, collectively, the "Schedule 13D"), on behalf of each of Mr. Xiaojun Zhang, a citizen of the People's Republic of China, and Eagle Central Holding Limited, a company established in the British Virgin Islands and wholly owned by Mr. Xiaojun Zhang. Except as amended and supplemented herein, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Eagle Central Holding Limited is wholly owned by Mr. Xiaojun Zhang. Accordingly, Mr. Xiaojun Zhang may be deemed to beneficially own all the ordinary shares beneficially owned by Eagle Central Holding Limited.

The business address of Mr. Xiaojun Zhang is Flat A, 41/F, 8 Jones Street Tai Hang, Hong Kong. Mr. Xiaojun Zhang's principal business is a financial investor exploring investment opportunities. The registered address of Eagle Central Holding Limited is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands. The principal business of Eagle Central Holding Limited is to hold assets for Mr. Xiaojun Zhang.
Present principal occupation or employment: Please refer to item 2(b).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On June 2, 2025, Mr. Xiaojun Zhang and Eagle Central Holding Limited entered into a securities purchase agreement (the "Agreement") with Enduring Wealth Capital Limited, a company established in the British Virgin Islands ("EWCL"), among others. On July 23, 2025, pursuant to the Agreement, Eagle Central Holding Limited sold an aggregate of 5,000,000 Class B ordinary shares of the Issuer to EWCL for a total purchase price of US$35 million (of which US$7.5 million will be payable only upon the satisfaction of certain conditions) (the "Resale Transaction"). Pursuant to the Agreement, Mr. Jiayuan Lin, another shareholder of the Issuer, and his holding company also sold an aggregate of 5,000,000 Class B ordinary shares of the Issuer to EWCL for a total purchase price of US$35 million (of which US$7.5 million will be payable only upon the satisfaction of certain conditions). The Issuer is also a party to the Agreement and agreed to undertake certain corporate actions in connection with the Resale Transaction.

Pursuant to the Agreement, in connection with the Resale Transaction, the Issuer has taken necessary corporate actions to ensure that the shares of the Issuer acquired by EWCL from Eagle Central Holding Limited continue to be Class B ordinary shares which are entitled to 20 votes per share, and Mr. Xiaojun Zhang voluntarily converted all of the remaining Class B ordinary shares held by the Reporting Persons into Class A ordinary shares of the Issuer with one vote per share. Following the foregoing transactions, Mr. Xiaojun Zhang and Mr. Jiayuan Lin ceased to collectively hold more than 50% of the total voting power of the outstanding shares of the Issuer. In addition, the board and management team of the Issuer have restructured in such manner as requested by EWCL upon and effective immediately after closing of the Resale Transaction on July 23, 2025.

The Issuer's execution of the Agreement was approved by the Issuer's audit committee and board. As contemplated by the Agreement, on July 17, 2025, the Issuer also obtained shareholders' approval of the corporate actions that the Issuer needed to take to ensure that the shares acquired by EWCL from Eagle Central Holding Limited continue to be Class B ordinary shares with 20 votes per share and to perform the Issuer's other obligations under the Agreement, among others.

The securities reported herein are held for investment purposes and the Reporting Persons intend to review their investment on a continuing basis. Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of ordinary shares of the Issuer or any securities exercisable for or convertible into ordinary shares of the Issuer, depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

Each Reporting Person, in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, (i) 33,275,787 Class A ordinary shares are held directly by Eagle Central Holding Limited, and (ii) Mr. Xiaojun Zhang holds options to purchase up to13,779,866 Class A ordinary shares exercisable within 60 days of the date hereof.

The percentage of the class of securities beneficially owned is calculated based on (i) 344,530,449 Class A ordinary shares of the Issuer issued and outstanding as of July 17, 2025, as provided by the Issuer and (ii) 13,779,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised, as applicable.

The voting power of the shares beneficially owned by Mr. Xiaojun Zhang represents 8.4% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 344,530,449 Class A ordinary shares and 10,000,000 Class B ordinary shares of the Issuer issued and outstanding as of July 17, 2025, as provided by the Issuer, as well as (ii) 13,779,866 Class A ordinary shares that Mr. Xiaojun Zhang has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In addition to the Special Option Grant, as described further in Item 6 below, the Issuer previously granted certain options to purchase Class A ordinary shares to Mr. Xiaojun Zhang pursuant to the Issuer's 2018 share incentive plan (the "2018 Plan").
Number of shares as to which each person has sole or shared power to vote or dispose: Please refer to item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Items 3, 4 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by replacing the last two paragraphs under the caption "Voting Agreement" thereof in its entirety with the following:

On June 25, 2019, Mr. Xiaojun Zhang and Mr. Jiayuan Lin, who was a director and the chief executive officer of the Issuer, entered into an amended and restated voting agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, Mr. Zhang and Mr. Lin shall consult with each other and reach a consensus (i) before making a proposal to a shareholders' meeting of the Issuer and (ii) before exercising voting rights in a shareholders' meeting of the Issuer. On July 23, 2025, Mr. Xiaojun Zhang and Mr. Jiayuan Lin terminated the aforementioned Voting Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following:

D. Termination Agreement, dated July 23, 2025, by and between Xiaojun Zhang and Jiayuan Lin.

## Signatures
- Xiaojun Zhang: /s/ Xiaojun Zhang, Xiaojun Zhang (07/25/2025)
- Eagle Central Holding Limited: /s/ Xiaojun Zhang, Xiaojun Zhang/Authorized Signatory (07/25/2025)